UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
MVB Financial Corp.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $1.00 per share
(Title of Class of Securities)
553810102
(CUSIP Number of Class of Securities)
Donald T. Robinson
Executive Vice President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554-2777
(304) 363-4800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
with a copy to:
James J. Barresi, Esq.
Squire Patton Boggs (US) LLP
201 East Fourth Street, Suite 1900
Cincinnati, OH 45202
(513) 361-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$45,000,000	$4,909.50

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $45,000,000 in value of shares of the Common Stock, par value $1.00 per share, of MVB Financial Corp.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by MVB Financial Corp., a West Virginia corporation (“MVB” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $45,000,000 of shares of its common stock, par value $1.00 per share (the “Shares”), at a per Share price not greater than $20.25 and not less than $18.00, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 17, 2020 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
ITEM 1   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2   Subject Company Information.
(a) The name of the issuer is MVB Financial Corp. The address of the Company’s principal executive offices is 301 Virginia Avenue, Fairmont, West Virginia 26554. The Company’s telephone number is (304) 363-4800.
(b) This Schedule TO relates to the Shares of MVB, which are listed and traded on the Nasdaq Capital Market under the symbol “MVBF”. As of November 5, 2020, there were 11,792,599 outstanding Shares (and 1,923,065 Shares reserved for issuance upon the vesting of restricted stock units and exercising of options). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3   Identity and Background of Filing Person.
(a) MVB Financial Corp. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4   Terms of the Transaction.
(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.
(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“Certain United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.
(a)(2)(i – vii) Not applicable.
(b) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5   Past Contacts, Transactions, Negotiations and Agreements.
(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6   Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(c)(1 – 10) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and

Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7   Source and Amount of Funds or Other Consideration.
(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
ITEM 8   Interest in Securities of the Subject Company.
(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10   Financial Statements.
(a) The information set forth in the section titled “Certain Financial Information” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.
(b) Not applicable.
ITEM 11   Additional Information.
(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 17, 2020.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by the Company on November 17, 2020.
(b)(1)	To be filed by amendment.
(d)(1)	MVB Financial Corp. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004).
(d)(2)	MVB Financial Corp. 2013 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Form 10-K, File No. 001-38314, filed March 8, 2018).
(d)(3)	MVB Financial Corp. 2018 Annual Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, File No. 001-38314, filed February 23, 2018).
(d)(4)	Employment Agreement of Larry F. Mazza (incorporated by reference to Exhibit 99.1 to Form 8-K/A, File No. 000-50567, filed January 24, 2014).
(d)(5)	Employment Agreement of Donald T. Robinson (incorporated by reference to Exhibit 99.1 to Form 8-K, File No. 000-50567, filed December 3, 2015).
(d)(6)	Offer Letter for Donald T. Robinson (incorporated by reference to Exhibit 99.2 to Form 8-K, File No. 000-50567, filed December 3, 2015).
(d)(7)	Investment Agreement between MVB Financial Corp. and Larry F. Mazza (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 000-50567, filed March 13, 2017).
(d)(8)	MVB Financial Corp. Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 001-38314, filed March 27, 2018).
ITEM 13   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MVB Financial Corp.
By:	/s/ Donald T. Robinson
Name:	Donald T. Robinson
Title:	Executive Vice President and Chief Financial Officer
Date: November 17, 2020